SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December, 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate publication

Contact:	Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Fourth Quarter and Full Year Sales and Earnings at
Top End of Most Recent Guidance Range

     — Company Announces Adoption of US Dollar as Functional Currency for Fiscal 2004 —

Montreal, Thursday, December 4, 2003 - Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced its results for its fourth fiscal quarter and full year ended October 5, 2003. The Company also announced that it had adopted the U.S. dollar as both its financial reporting and functional currency with effect from the beginning of its 2004 fiscal year.

Fourth Quarter Earnings

The Company reported net earnings of $19.8 million, or $0.66 per diluted share, compared with $19.6 million or $0.66 per diluted share in the fourth quarter of fiscal 2002. The Company’s most recent fiscal 2003 guidance had reflected a range of $0.61-$0.66 for diluted EPS for the fourth quarter.

Compared to last year, the fourth quarter results reflected increased unit sales and higher gross margins, together with lower interest expense and a further reduction in the Company’s effective tax rate. The positive impact of these factors was offset by lower selling prices and the weaker U.S. dollar, as well as higher depreciation as a result of the Company’s recent major capital investment projects. The negative impact of the lower U.S. dollar on the Canadian dollar EPS for the quarter is estimated at approximately $0.15 per share. In U.S. dollars, net earnings for the fourth quarter amounted to U.S. $14.2 million, or U.S. $0.48 per diluted share, up respectively 11.8% and 11.6% from the fourth quarter of fiscal 2002.

Sales in the quarter were $150.8 million, down 5.7% from $159.9 million in the fourth quarter of fiscal 2002. The lower sales were due to lower selling prices and the significant decline in the value of the U.S. dollar, largely offset by a 10.1% increase in unit shipments. The higher unit sales reflected 10.4% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market combined with continuing market share increases achieved by Gildan, compared with the fourth quarter of last year. Gildan maintained its market leadership position in the overall T-shirt category, with a share of 29.6% versus 28.0% in the fourth quarter a year ago. Gildan continued to achieve significant penetration in the sport shirt segment. Although overall industry shipments in the sport shirt segment through the U.S. distributor channel declined by 12.6%, the Company’s market share increased to 20.7% from 15.0% in the fourth quarter of fiscal 2002. Gildan’s unit shipments in this category grew by 24.5% compared with the fourth quarter of last year. Gildan’s share in the fleece category also increased significantly in the fourth quarter to 16.9%, compared with 11.7% a year ago, as the Company expanded its offering of fleece products. Industry demand in this segment increased by 11.8% versus the fourth quarter of last year. All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. Unit shipments to Europe increased by 11.1% compared with the fourth quarter of last year.

Gross margins were 30.4% in the fourth quarter, compared with 28.1% in the fourth quarter of fiscal 2002. The increase in gross margins was primarily due to the significant impact of the Company’s recent capital investments, in particular its new low-cost integrated textile manufacturing facility at Rio Nance, Honduras. The resulting reductions in manufacturing and transportation costs, combined with the impact of more favourable product-mix and lower raw material costs, were largely offset by lower selling prices.

The lower tax rate in the quarter compared with the fourth quarter of 2002 reflected the higher growth of sales to the U.S. and Europe compared with Canada, combined with a higher proportion of production from Honduras as the Company continued to ramp up the Rio Nance facility towards full capacity.

Full Year Earnings

Net earnings for the full year ended October 5, 2003 were a record $77.3 million or $2.60 per diluted share, up respectively 16.2% and 15.0% from $66.5 million or $2.26 per diluted share. The impact of the weaker U.S. dollar on full year earnings in fiscal 2003 compared with fiscal 2002 is estimated at approximately $0.65 per diluted share. In U.S. dollars, net earnings for fiscal 2003 were $53.2 million, or U.S. $1.79 per diluted share, up respectively 25.5% and 23.4% from fiscal 2002. Fiscal 2003 comprised of 53 weeks instead of the normal 52 weeks for a fiscal year due to the Company's floating year-end date. The extra week was included in third quarter of fiscal 2003.

Functional Currency

The Company has historically measured and presented its financial statements in Canadian dollars. The Company has determined that it will adopt the U.S. dollar as both its financial reporting as well as its functional currency, with effect from the beginning of its 2004 fiscal year. The Company will continue to prepare its financial statements in accordance with Canadian GAAP. The decision to change functional and reporting currency reflects the high proportion of the Company’s sales, costs, capital expenditures and long-term debt which are denominated in U.S. dollars. Consequently, the change in functional currency is expected to minimize the impact of fluctuations in foreign exchange rates on the Company’s earnings. Historical financial information in U.S. dollars has been provided in the investor relations section of the Company’s website, which can be accessed at www.gildan.com.

As a result of adopting the U.S. dollar as its functional currency, both Canadian and U.S. GAAP require that all opening assets and liabilities are translated into U.S. dollars at the exchange rate prevailing at the time of giving effect to the change in functional currency. Using the October 6, 2003 exchange rate, the translated value of opening inventories and fixed assets is approximately U.S. $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. Accordingly, a one-time currency gain of U.S. $23 million resulting from the upward revaluation of inventories and fixed assets has been reflected directly in the balance sheet as part of a separate component of shareholders’ equity. The increase in these opening asset values will have a corresponding offsetting negative impact on future earnings as opening inventories are consumed and fixed assets are depreciated. The upward revaluation of opening inventories will result in lower gross margins in the first half of fiscal 2004 only, as opening inventories are consumed in cost of sales, with an adverse effect on EPS in the first and second fiscal quarters of U.S. $0.06 and U.S. $0.04 respectively. Also, the significant increase in values for opening fixed assets in U.S. dollars will result in higher annual depreciation expense on an ongoing basis. In fiscal 2004, depreciation will be increased by U.S. $1.8 million after tax, or U.S. $0.06 per share. The combined impact of these factors will be to reduce EPS in fiscal 2004 by approximately U.S. $0.16 per share.

Outlook

The Company is projecting a diluted EPS range of U.S. $2.25 — $2.30 for fiscal 2004, up 25.7% — 28.5% from fiscal 2003, before taking account the estimated U.S. $0.16 per share impact as a result of revaluing inventories and fixed assets. After reflecting the accounting changes resulting from the transition to U.S. functional currency, the Company expects to report diluted EPS for fiscal 2004 of U.S. $2.10 — $2.15, up 17.3% — 20.1% from fiscal 2003. These projections assume a 15% increase in unit sales volumes as well as a slight increase in selling prices in fiscal 2004 over fiscal 2003, to reflect partial pass-through of significantly higher cotton costs.

Cash Flow

In the fourth quarter, the Company generated $23.7 million of free cash flow, defined as cash flows from operating activities less cash used in investing activities. Free cash flow for the full fiscal year amounted to $31.5 million, after taking account of capital expenditures for the full year of $58.6 million. The Company ended the fiscal year with surplus cash reserves of $92.9 million.

As of November 30, 2003 there were 23,427,335 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 837,309 options outstanding.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S. and European apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. Interested parties can join the call by dialling 1-800-474-8920. The conference call can also be accessed via live webcast at www.gildan.com

If you are unable to call in at this time, a replay of the conference call will be available by dialling 1-888-203-1112 and entering passcode 296686, until December 11. Concurrently, the conference call will be available on the Investor Relations section of Gildan’s website, for 30 days.

Gildan Activewear Inc.
 Consolidated Statements of Earnings
(In thousands of Canadian dollars, except per share data)

	Three months ended		Twelve months ended
	October 5, 2003	September 29, 2002	October 5, 2003	September 29, 2002
	(unaudited)	(unaudited)	(audited)	(audited)

Sales	$150,764	$159,921	$630,139	$600,660
Cost of sales	104,865	115,011	440,294	431,996

Gross profit	45,899	44,910	189,845	168,664

Selling, general and administrative expenses	15,817	15,506	71,153	63,926

Earnings before interest, income taxes,
depreciation and amortization (EBITDA)	30,082	29,404	118,692	104,738

Depreciation and amortization	6,587	4,896	23,615	17,592
Interest expense	2,106	2,964	9,463	13,342

Earnings before income taxes	21,389	21,544	85,614	73,804

Income taxes	1,625	1,982	8,342	7,312

Net earnings	$19,764	$19,562	$77,272	$66,492

Basic EPS
Canadian $	$0.67	$0.68	$2.64	$2.33
US $ (1)	$0.48	$0.44	$1.82	$1.49

Diluted EPS
Canadian $	$0.66	$0.66	$2.60	$2.26
US $ (1)	$0.48	$0.43	$1.79	$1.45

Weighted average number of shares outstanding (in thousands)
Basic	29,478	28,807	29,242	28,491
Diluted	29,808	29,540	29,726	29,362

(1) The U.S. dollar earnings per share are based on the Canadian GAAP results converted at the average exchange rates for the respective periods.

(2) Certain prior period figures have been reclassified to conform with the basis of presentation adopted in the current period.

Gildan Activewear Inc.
 Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three months ended		Twelve months ended
	October 5, 2003	September 29, 2002	October 5, 2003	September 29, 2002
	(unaudited)	(unaudited)	(audited)	(audited)

Cash flows from operating activities:
Net earnings	19,764	19,562	77,272	66,492
Adjustments for:
Depreciation and amortization	6,587	4,896	23,615	17,592
Future income taxes	1,671	3,427	6,116	5,013
Other	(1,053)	2,411	277	4,392

	26,969	30,296	107,280	93,489
Net changes in non-cash working capital balances:
Accounts receivable	16,299	18,905	(11,224)	38,170
Inventories	(12,734)	25,111	(25,640)	65,380
Prepaid expenses and deposits	795	1,679	(1,649)	599
Accounts payable and accrued liabilities	5,309	(2,983)	19,073	(21,026)
Income taxes payable	(136)	(1,254)	2,295	1,488

	36,502	71,754	90,135	178,100

Cash flows from financing activities:
Decrease in revolving bank loan	--	--	--	(35,083)
Repayment of capital leases and other long-term
debt	(1,577)	(7,937)	(6,419)	(11,554)
Increase in unsecured debt	240	459	391	2,974
Proceeds from the issuance of shares	1,602	1,481	6,639	4,564
Increase in deferred financing charges	--	(882)	(41)	(1,086)

	265	(6,879)	570	(40,185)

Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(12,460)	(17,996)	(58,577)	(65,765)
(Increase) decrease in other assets	(380)	(1,517)	6	(1,395)

	(12,840)	(19,513)	(58,571)	(67,160)

Effect of exchange rate changes on cash
and cash equivalents	426	963	(10,179)	150

Net increase in cash and cash equivalents
during the period	24,353	46,325	21,955	70,905

Cash and cash equivalents, beginning of period	$68,507	$24,580	$70,905	$--

Cash and cash equivalents, end of period	$92,860	$70,905	$92,860	$70,905

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	October 5, 2003	September 29, 2002
	(audited)	(audited)

Current assets:
Cash and cash equivalents	$92,860	$70,905
Accounts receivable	86,057	87,746
Inventories	138,611	112,971
Prepaid expenses and deposits	5,155	3,657
Future income taxes	6,270	5,028

	328,953	280,307

Fixed assets	241,524	209,247
Other assets	4,928	7,085

Total assets	$575,405	$496,639

Current liabilities:
Accounts payable and accrued liabilities	$90,098	$82,168
Income taxes payable	5,235	3,063
Current portion of long-term debt	26,089	6,249

	121,422	91,480

Long-term debt	72,421	114,866
Future income taxes	27,743	20,385

Shareholders' equity:
Share capital	111,564	104,925
Contributed surplus	323	323
Retained earnings	241,932	164,660

	353,819	269,908

Total liabilities and shareholders' equity	$575,405	$496,639

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date December 4, 2003